

June 14, 2024

Linda Wang
Chief Executive Officer
Akso Health Group
Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building
No. 44, Moscow Road , Qianwan Bonded Port Area
Qingdao Pilot Free Trade Zone, China (Shandong)

Re: Akso Health Group
   Form 20-F for the Fiscal Year Ended March 31, 2023
   Response Dated May 7, 2024
   File No. 001-38245

Dear Linda Wang:

We have reviewed your May 7, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 19, 2024 letter.

Correspondence filed May 7, 2024

Item 3: Key Information, page 1

1. We note your revisions pursuant to comment 1, your proposed revised disclosure and reissue in part. Please disclose, as you do elsewhere, that the contracts relating to the former variable interest entities have not been tested in court. Please also disclose if the former variable interest entity structure was used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

2. We note your revisions pursuant to comment 7, your proposed revised disclosure and reissue in part. Please depict more clearly how the VIEs relate to each other and the company within the diagram. In this regard, please also identify the person or entities

Linda Wang
Akso Health Group
June 14, 2024
Page 2

which own the equity in each depicted entity to include the VIEs. Lastly, please also add a footnote or other narrative disclosure to explain the dissolution of your former VIEs.

3. We note your revisions pursuant to comment 9, your proposed revised disclosure and reissue in part. Please revise to specifically discuss the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

   Please contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joan Wu